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           SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                        TCI COMMUNICATIONS INCORPORATED
       ----------------------------------------------------------------
                               (Name of Issuer)

        Cumulative Exchangeable Preferred Stock Series A (the "Shares")
       ----------------------------------------------------------------
                        (Title of Class of Securities)

                                   872287206
       ----------------------------------------------------------------
                                (CUSIP Number)

                                Rochelle Elias
                              Compliance Director
                            D. E. Shaw & Co., L.P.
                             120 West 45th Street
                                  39th Floor
                           New York, New York 10036
                                (212) 478-0000
       ----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 March 3, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [X]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and


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for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
         D. E. Shaw & Co., Inc.
         13-3839469

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                       (a)  [ ]
                                                                       (b)  [x]

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS
         AF

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                           [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         (7)  SOLE VOTING POWER

SHARES                     -0-

BENEFICIALLY      (8)  SHARED VOTING POWER

OWNED BY                   210,000

EACH              (9)  SOLE DISPOSITIVE POWER

REPORTING                  -0-

PERSON WITH       (10) SHARED DISPOSITIVE POWER

                           210,000

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(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON
         210,000

(12)  CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (9) EXCLUDES CERTAIN SHARES **                                 [ ]

(13)  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)
         4.6%

(14)  TYPE OF REPORTING PERSON **
         HC, CO

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
         D. E. Shaw & Co., L.P.
         13-3695715

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                       (a)  [ ]
                                                                       (b)  [x]

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS
         AF

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)                                                   [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF         (7)  SOLE VOTING POWER

SHARES                 -0-

BENEFICIALLY      (8)  SHARED VOTING POWER

OWNED BY               105,000

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EACH              (9)  SOLE DISPOSITIVE POWER

REPORTING              -0-

PERSON WITH       (10)  SHARED DISPOSITIVE POWER

                        105,000

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON
          105,000

(12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                             [ ]

(13)  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)
          2.3%

(14)  TYPE OF REPORTING PERSON **
          PN

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


================================================================================
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
         D. E. Shaw Investments, L.P.
         13-3470777

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

                                                                       (a)  [ ]
                                                                       (b)  [x]
(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS
         WC

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(d) OR 2(e)                                                        [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF         (7)  SOLE VOTING POWER

SHARES                 -0-

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BENEFICIALLY      (8)  SHARED VOTING POWER

OWNED BY               105,000

EACH              (9)  SOLE DISPOSITIVE POWER

REPORTING              -0-

PERSON WITH       (10) SHARED DISPOSITIVE POWER

                       105,000

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON

                       105,000

(12)  CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (9) EXCLUDES CERTAIN SHARES **                                 [ ]

(13)  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)
          2.3%

(14)  TYPE OF REPORTING PERSON **
          BD, PN

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


===============================================================================
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
          D. E. Shaw & Co. International, L.L.C.
          13-3799946

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                       (a)  [ ]
                                                                       (b)  [x]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS
          WC

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                                            [ ]
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

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NUMBER OF         (7)  SOLE VOTING POWER

SHARES                  -0-

BENEFICIALLY      (8)  SHARED VOTING POWER

OWNED BY               105,000

EACH              (9)  SOLE DISPOSITIVE POWER

REPORTING              -0-

PERSON WITH       (10) SHARED DISPOSITIVE POWER

                       105,000

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON
          105,000

(12)  CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (9) EXCLUDES CERTAIN SHARES **                                 [ ]

(13)  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)
          2.3%

(14)  TYPE OF REPORTING PERSON **
          OO

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


===============================================================================
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
         David E. Shaw

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                       (a)  [ ]
                                                                       (b)  [x]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS
          AF

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                           [ ]

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(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

NUMBER OF         (7)  SOLE VOTING POWER

SHARES                 -0-

BENEFICIALLY      (8)  SHARED VOTING POWER

OWNED BY               210,000

EACH              (9)  SOLE DISPOSITIVE POWER

REPORTING              -0-

PERSON WITH       (10)  SHARED DISPOSITIVE POWER

                        210,000

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON
          210,000

(12)  CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (9) EXCLUDES CERTAIN SHARES **                                 [ ]

(13)  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)
          4.6%

(14)  TYPE OF REPORTING PERSON **
          IN

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


This Amendment No. 1 to the Schedule 13D, originally filed on January 17, 1997 relates to the Cumulative Exchangeable Preferred Stock Series A ( the "Shares") of TCI Communications Incorporated (the "Company"). Capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the initial Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

No change.

ITEM 2.   IDENTITY AND BACKGROUND.

The last paragraph of Item 2(a) is hereby amended and restated as follows:

By virtue of David Shaw's positions, described above, as Member of IntlLLC as well as President and sole shareholder of DESCO Inc, itself Member Manager of IntlLLC and the General Partner of DESCO LP, which, in turn, is the General Partner of InvLP, David Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 210,000 Shares beneficially owned by DESCO Inc, constituting 4.6% of the outstanding Shares, and, therefore, David Shaw may be deemed to be the beneficial owner of such Shares. David Shaw disclaims beneficial ownership of such 210,000 Shares.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The first paragraph of Item 3 is hereby amended and restated as follows:

105,000 of the 210,000 Shares were purchased directly by InvLP, and the remaining 105,000 of the 210,000 Shares were purchased directly by IntlLLC. The amount of funds (excluding commissions and/or fees) used by InvLP for the purchase(s) reported pursuant to Item 5(c) was $402,500, and the amount of funds (excluding commissions and/or fees) used by IntlLLC for the purchase(s) reported pursuant to Item 5(c) was $402,500.

ITEM 4.  PURPOSE OF THE TRANSACTION.

No change.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Items 5 is hereby amended and restated in its entirety as follows:

(a) The percentage of Shares reported beneficially owned by each person herein is based on 4,600,000 Shares outstanding (as of September 30, 1996, as indicated in the Company's Form 10-Q for the quarter ended September 30, 1996).

As of March 3, 1997:

(i) DESCO Inc owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Act, DESCO Inc may be deemed to own beneficially 210,000 Shares, comprising the Shares owned directly by InvLP and IntlLLC. DESCO Inc may be deemed to beneficially own approximately 4.6% of the Shares outstanding.


(ii) DESCO LP owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Act, DESCO LP may be deemed to own beneficially 105,000 Shares, comprising the Shares owned directly by InvLP. DESCO LP may be deemed to beneficially own approximately 2.3% of the Shares outstanding.

(iii) InvLP owns directly 105,000 Shares, constituting approximately 2.3% of the Shares outstanding.

(iv) IntlLLC owns directly 105,000 Shares, constituting approximately 2.3% of the Shares outstanding.

(v) David Shaw owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Act, David Shaw may be deemed to own beneficially 210,000 Shares, comprising the Shares owned directly by InvLP and IntlLLC.

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David Shaw may be deemed to beneficially own approximately 4.6% of the outstanding Shares. David Shaw disclaims beneficial ownership of such 210,000 Shares.

(b) With respect to the number of shares beneficially owned by each Reporting Person, each Reporting Person shares voting and dispositive power with the other Reporting Persons, except that InvLP and DESCO LP do not share voting or dispositive power with IntlLLC and vice versa.

(c) Except for the transactions listed in Schedule A, attached hereto, there have been no transactions with respect to the class of securities reported on by the persons named in paragraph (a) during the period from January 9, 1997 until March 3, 1997.

(d) No person other than each Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

No change.


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            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. A Power of Attorney, dated January 14, 1997, granted by David Shaw in favor of Daniel Fishbane, is attached hereto.

                                  March 6, 1997

                                  D. E. SHAW & CO., INC.
                                  By: David E. Shaw
                                      President
                                  By: /s/ Daniel Fishbane
                                      Attorney-in-Fact for David E. Shaw


                                  D. E. SHAW & CO., L.P.
                                  By: David E. Shaw
                                      Managing Director
                                  By: /s/ Daniel Fishbane
                                      Attorney-in-Fact for David E. Shaw


                                  D. E. SHAW INVESTMENTS, L.P.
                                  By: D. E. SHAW & CO., L.P., as
                                      General Partner
                                  By: David E. Shaw
                                      Managing Director
                                  By: /s/ Daniel Fishbane
                                      Attorney-in-Fact for David E. Shaw


                                  D. E. SHAW & CO. INTERNATIONAL, L.L.C.
                                  By: D. E. SHAW & CO., INC., as
                                      member manager
                                  By: David E. Shaw
                                      President
                                  By: /s/ Daniel Fishbane
                                      Attorney-in-Fact for David E. Shaw


                                  DAVID E. SHAW
                                  By: /s/ Daniel Fishbane
                                      Attorney-in-Fact for David E. Shaw


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                                  SCHEDULE A

Pursuant to Item 5(c), following are the transactions in the Shares during the period from January 9, 1997 until March 3, 1997. All transactions were effected over the counter.

Transaction       Date Of      Number Of shares     Price Per
Effected By       Purchase     Bought (Sold)        Share
-----------       --------     ----------------     ---------
IntlLLC           970114       10000                40.25
InvLP             970114       10000                40.25
InvLP             970214       (25000)              41.75
IntlLLC           970214       (25000)              41.75
IntlLLC           970303       (12500)              39.00
InvLP             970303       (12500)              39.00